FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 3 November 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Interim Results




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  3 November 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Interim Results


INTERIM RESULTS 2006-2007 (unaudited)

OPERATING AND FINANCIAL STATISTICS (unaudited)


                                                 Three months ended                     Six months ended
                                                       September 30      Better/            September 30      Better/
                                                   2006        2005      (Worse)       2006         2005      (Worse)
                                                           Restated                             Restated

Revenue                               GBPm        2,313       2,205         4.9%      4,630        4,264         8.6%

Operating profit before
BA Connect impairment                 GBPm          240         261       (8.0)%        451          437         3.2%

Operating profit                      GBPm          134         261      (48.7)%        345          437      (21.1)%

Profit before tax                     GBPm          176         241      (27.0)%        371          365         1.6%

Profit after tax                      GBPm          168         171       (1.8)%        322          261        23.4%

Net assets                            GBPm        2,378       2,030        17.1%      2,378        2,030        17.1%

Basic earnings per share                 p         14.5        14.9       (2.7)%       27.8         23.0        20.9%



                                                 Three months ended                     Six months ended
                                                       September 30      Better/            September 30      Better/
                                                   2006        2005      (Worse)       2006         2005      (Worse)
                                                           Restated                             Restated

TOTAL GROUP OPERATIONS

TRAFFIC AND CAPACITY

RPK (m)                                          30,872      29,812         3.6%     60,781       57,580         5.6%
ASK (m)                                          38,727      37,452         3.4%     76,949       74,158         3.8%
Passenger load factor (%)                          79.7        79.6       0.1pts       79.0         77.6       1.4pts
CTK (m)                                           1,170       1,183       (1.1)%      2,403        2,368         1.5%
RTK (m)                                           4,306       4,162         3.5%      8,518        8,111         5.0%
ATK (m)                                           5,932       5,847         1.5%     11,865       11,569         2.6%
Overall load factor (%)                            72.6        71.2       1.4pts       71.8         70.1       1.7pts
Passengers carried (000)                          9,935       9,767         1.7%     19,504       18,944         3.0%
Tonnes of cargo carried (000)                       189         189                     387          382         1.3%

FINANCIAL

Operating margin before
BA Connect impairment (%)                          10.4        11.8     (1.4)pts        9.7         10.2     (0.5)pts
Operating margin (%)                                5.8        11.8     (6.0)pts        7.5         10.2     (2.7)pts
Passenger revenue per RPK (p)                      6.50        6.36         2.2%       6.60         6.35         3.9%
Passenger revenue per ASK (p)                      5.19        5.07         2.4%       5.22         4.93         5.9%
Cargo revenue per CTK (p)                         13.68       13.10         4.4%      13.48        12.75         5.7%
Total traffic revenue per RTK (p)                 50.35       49.30         2.1%      50.93        48.80         4.4%
Total traffic revenue per ATK (p)                 36.55       35.09         4.2%      36.56        34.21         6.9%
Total expenditure on operations
per RTK (p)                                       50.60       46.71       (8.3)%      50.31        47.18       (6.6)%
Total expenditure on operations
per ATK (p)                                       36.73       33.25      (10.5)%      36.11        33.08       (9.2)%
Average fuel price before hedging
(US cents/US gallon)                             229.19      175.69      (30.5)%     221.36       168.75      (31.2)%

TOTAL AIRLINE OPERATIONS (Note 1)

OPERATIONS

Average Manpower Equivalent (MPE)                45,058      46,144         2.4%     45,079       46,112         2.2%
ATKs per MPE (000)                                131.7       126.7         3.9%      263.2        250.9         4.9%
Aircraft in service at
period end                                          283         288          (5)        283          288          (5)


Note 1: Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd,

BA Holidays Ltd, BA Travel Shops Ltd and Speedbird Insurance Company Ltd.



SUMMARY


Group Performance

Group profit before tax for the three months to September 30 was GBP176 million; this compares with a profit of GBP241 million last year. The reduction primarily reflects the impairment charge of GBP106 million taken this year against the BA Connect business, revenue weakness following the security-related disruption in August and fuel costs 30% higher than last year, partially offset by the profit of GBP48 million realised on the disposal of the Group's holding in World Network Services.

Operating profit of GBP240 million before the impairment of BA Connect was GBP21 million lower than last year. This resulted in an operating margin of 10.4%, 1.4 points lower than last year. Including the BA Connect impairment, operating profit was GBP134 million, giving an operating margin of 5.8%.

The results for the quarter have been significantly impacted as a result of the new security measures introduced in August. The cost in the quarter is estimated at some GBP100 million.

Group profit before tax before the impairment of BA Connect for the six months to September 30 was GBP477 million, GBP112 million better than last year; operating profit - - at GBP451 million - - was GBP14 million better than last year.

Operating margin for the half year - - traditionally the stronger of the two halves - - was 9.7%, 0.5 points lower than last year. Including the effect of the BA Connect impairment charge, the operating margin was 7.5%.

Cash inflow from operating activities was GBP439 million for the six months, with the closing cash, cash equivalents and short term deposits at GBP2,633 million representing a GBP193 million increase versus March 31, 2006. Net debt fell by GBP516 million from March 31, 2006 to GBP1,125 million.



Turnover

For the three month period, group turnover - - at GBP2,313 million - - was up 4.9% on a flying programme 1.5% larger in ATKs. Passenger revenue increased by 5.9%, primarily reflecting the impact of increased volumes and fuel surcharges. Passenger yields per RPK (including fuel surcharges) were up 2.2%; seat factor was up 0.1 point at 79.7% on capacity 3.4% higher in ASKs. Cargo revenue was up 3.2%. Cargo volumes for the three month period (CTKs) were down 1.1% compared with last year, with yields (revenue/CTK) up 4.4%.

Overall load factor for the three month period was up 1.4 points at 72.6%, and for the half year up 1.7 points at 71.8%.

For the six month period, turnover improved by 8.6% to GBP4,630 million on a flying programme 2.6% larger in ATKs. Passenger yields per RPK were up 3.9% with seat factor up 1.4 points at 79.0% on capacity 3.8% higher in ASKs. Cargo volumes were up 1.5%, with yields up 5.7%.



Costs

For the three month period, group unit costs (pence/ATK) increased by 10.5% on the same period last year. Excluding the BA Connect impairment charge and fuel costs, unit costs fell by 1.1%. Capacity was 1.5% higher in ATKs.

Total expenditure from operations was up 12.1% (up 0.3% excluding fuel and the impairment charge). Fuel costs for the quarter, rose by 30.2% due to the increase in fuel price net of hedging.

For the six month period, unit costs (pence/ATK) increased by 9.2% on the same period last year. This reflects a total operating cost increase of 12.0% on capacity 2.6% higher in ATKs. Excluding the BA Connect impairment charge, the unit cost increase was 6.5%.



BA Connect

BA Connect's operating loss was GBP6 million for the six month period. As this represents an on-going significant worsening against plan, an impairment review of the BA Connect business has been carried out as at September 30, 2006. This has resulted in an impairment charge of GBP106 million within the operating results of the Group for the quarter.

Subsequent to September 30, 2006, we have reached agreement in principle to sell the regional business of BA Connect to Flybe, subject to due diligence.



Non Operating Items

Interest expense for the three month period reduced by GBP19 million from last year to GBP35 million reflecting the impact of lower debt and the GBP15 million release of a provision no longer required in respect of interest on previously disputed overseas tax and social security charges. Interest income at GBP33 million was GBP11 million higher than last year reflecting higher cash balances.

Profit on sale of fixed assets and investments was GBP49 million, GBP48 million higher than last year, reflecting the disposal for proceeds of GBP52 million of the Group's holding in World Network Services.

Income relating to fixed asset investments was GBP12 million, reflecting the recognition of income from the Group's investment in NATS (National Air Traffic Services Limited) through The Airline Group.

For the six month period, interest expense was GBP74 million, GBP39 million lower than last year. The retranslation of currency borrowings generated a credit of GBP9 million, compared with a charge of GBP10 million last year. Profit on sale of fixed assets and investments was GBP49 million, compared with a loss of GBP2 million last year.



Tax

The tax charge for the three month period was GBP8 million, giving an effective rate of 5%. The charge for the six month period was GBP49 million, with an effective rate of 13%. The tax rate in the three month period has benefited from the recognition of an advance corporation tax asset of GBP29 million which was previously written off and from one-off releases totalling GBP15 million of which GBP8 million is overseas tax on which interest previously charged has been released. UK corporation tax payments in the quarter totalled GBP29 million and in the six month period GBP56 million.



Earnings Per Share

The earnings attributable to shareholders for the three months were equivalent to 14.5 pence per share, compared with last year's earnings per share of 14.9 pence.

For the six month period, the profit attributable to shareholders was GBP315 million, equivalent to 27.8 pence per share, compared with earnings of 23.0 pence per share last year.

The Board has decided that no interim dividend should be paid.



Net Debt / Total Capital Ratio

Borrowings, net of cash and short term loans and deposits, were GBP1,125 million at September 30, down GBP516 million since the start of the year. The net debt/ total capital ratio reduced by 12.1 points from March 31 to 32.1%. The net debt/ total capital ratio including operating leases was down 9.9 points from March 31 to 43.1%.



Cash Flow

During the six months the Group generated a positive cash flow from operating activities of GBP439 million, GBP91 million lower than last year. Including current interest bearing deposits, the cash position at September 30, 2006 was GBP2,633 million, an increase of GBP193 million compared with March 31, 2006.



Aircraft Fleet

During the three month period one DHC - 8 aircraft was returned to lessor.

On October 17, the company launched a competition for new longhaul aircraft by issuing tender documents to aircraft and engine manufacturers.

The competition, called a request for proposal (RFP), is the first step in a lengthy process before the airline makes a decision to expand and renew its longhaul fleet for the next decade.



Pensions

An actuarial valuation of the Group's two main pension schemes, the Airways Pension Scheme (APS) and the New Airways Pension Scheme (NAPS) has been carried out. The actuarial deficit has risen from GBP928 million in March 2003 to GBP2,062 million in March 2006, mainly due to longer life expectancy and a lower discount rate. If no changes are made to the scheme and the deficit was spread over ten years the Group's annual cash contributions would need to be GBP497 million. The company published its proposals to tackle pension funding earlier this year, which included changes to future benefits. When accepted, the airline will make a one-off contribution of GBP500 million to the scheme. In the meantime the trustees appointed PriceWaterhouseCoopers to provide independent advice on the company's financial ability to support the scheme. On the basis of this advice, the trustees stated that benefit changes will be necessary, plus higher annual company contributions and a higher lump sum than the GBP500 million proposed, as part of the funding plan for NAPS. Negotiations with the trustees and consultation with the unions continue.



Competition Investigations

Martin George, Commercial Director, and Iain Burns, British Airways' Head of Communications resigned their positions with the airline on October 9. They had been on leave of absence since June 2006 when the Office of Fair Trading and the US Department of Justice began an investigation focused on long-haul passenger fuel surcharges.


The investigations continue.



Fit for 5


Baggage handlers at Heathrow are the latest group of workers to agree changes to working practices ahead of the airline's move to Terminal 5. Staff voted by ballot convincingly in favour of the changes. This comes on top of agreements negotiated with other staff sections including loading, ground transport services, aircraft movements, equipment services and aircraft dispatch.



Outlook

Overall market conditions are broadly unchanged. Longhaul premium transfer and shorthaul premium traffic, although recovering, continue to be affected by the tighter security arrangements currently in place. As a result, total revenue is now expected to be 4.5 per cent to 5 per cent higher than last year, down half a per cent from our previous guidance. We welcome the government announcement yesterday on the re-introduction of liquids in cabin baggage which brings the UK into line with the EU. We continue to support the BAA as they work to further improve the efficiency of the security process across London's airports.

We expect that total costs, excluding fuel, will be flat compared to last year. Total fuel costs net of hedging for the year are expected to be some GBP400 million higher than last year, based on current prices and sterling dollar exchange rates.

Our focus on costs will continue as we move towards achieving our 10% operating margin target.



Note:

Copies of the summary Interim Statement will be made available to all shareholders through the medium of the British Airways Investor magazine. Copies of the full Interim report are available from the company's registered office and on the Internet at www.bashares.com.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.

The estimated cost of the new security measures introduced in August reflects the direct cost of the measures and the estimated revenue impacts, both direct and indirect. The estimate of GBP100 million is based on assumptions the company considers reasonable, but are judgemental.



CONSOLIDATED INCOME STATEMENT (unaudited)



                                                 Three months ended                     Six months ended
                                                       September 30      Better/            September 30      Better/
                                             2006 GBPm    2005 GBPm      (Worse) 2006 GBPm     2005 GBPm      (Worse)
                                                           Restated                             Restated
Traffic Revenue*
Passenger                                         2,008       1,897         5.9%      4,014        3,656         9.8%
Cargo                                               160         155         3.2%        324          302         7.3%
                                                  2,168       2,052         5.7%      4,338        3,958         9.6%
Other revenue                                       145         153       (5.2)%        292          306       (4.6)%
TOTAL REVENUE                                     2,313       2,205         4.9%      4,630        4,264         8.6%
Employee costs                                      576         568       (1.4)%      1,186        1,138       (4.2)%
Depreciation,amortisation and impairment            178         171       (4.1)%        364          349       (4.3)%
Aircraft operating lease costs                       26          31        16.1%         49           56        12.5%
Fuel and oil costs                                  534         410      (30.2)%      1,046          765      (36.7)%
Engineering and other aircraft costs                110         118         6.8%        223          235         5.1%

Landing fees and en route charges                   145         145                     291          287       (1.4)%

Handling charges, catering and
other operating costs                               250         248       (0.8)%        489          482       (1.5)%
Selling costs                                        98         106         7.5%        204          214         4.7%
Currency differences                                  2           2                      23          (3)           nm
Accommodation, ground equipment
and IT costs                                        154         145       (6.2)%        304          304

Total expenditure before
BA Connect impairment                             2,073       1,944       (6.6)%      4,179        3,827       (9.2)%
Impairment loss on BA Connect                       106                       nm        106                        nm

TOTAL EXPENDITURE ON OPERATIONS                   2,179       1,944      (12.1)%      4,285        3,827      (12.0)%

   Operating Profit before
   BA Connect impairment                            240         261       (8.0)%        451          437         3.2%
   Impairment loss on BA Connect                    106                       nm        106                        nm

OPERATING PROFIT                                    134         261      (48.7)%        345          437      (21.1)%

Fuel derivative (losses)/gains**                   (19)          12           nm       (25)           13           nm
Finance costs                                      (35)        (54)        35.2%       (74)        (113)        34.5%
Finance income                                       33          22        50.0%         63           43        46.5%
Financing income and expense
relating to pensions                                (4)         (4)                     (8)          (8)
Retranslation credits/(charges)
on currency borrowings                                3         (1)           nm          9         (10)           nm
Profit/(loss) on sale of fixed assets
and investments                                      49           1           nm         49          (2)           nm
Share of profits in associates                        3           4      (25.0)%                       3           nm
Income relating to fixed asset
investments                                          12                       nm         12            2           nm

PROFIT BEFORE TAX                                   176         241      (27.0)%        371          365         1.6%

Tax                                                 (8)        (70)        88.6%       (49)        (104)        52.9%
PROFIT AFTER TAX                                    168         171       (1.8)%        322          261        23.4%

Attributable to:
Equity holders of the parent                        165         167       (1.2)%        315          254        24.0%
Minority interest                                     3           4      (25.0)%          7            7
                                                    168         171       (1.8)%        322          261        23.4%

Earnings per share:
Basic                                             14.5p       14.9p       (2.7)%      27.8p        23.0p        20.9%
Fully diluted                                     14.3p       14.8p       (3.4)%      27.4p        22.6p        21.2%


nm: Not meaningful

* Fuel surcharges of GBP139 million for the quarter and GBP237 million for the six months previously presented within 'other revenue' in the September 2005 income statement, have been reclassified and included within traffic revenue.

** Fuel derivative gains reflect the ineffective portion of unrealised gains and losses on fuel derivative hedges required to be recognised through the income statement under IAS 39.



CONSOLIDATED BALANCE SHEET (unaudited)


                                                                            September 30    September 30     March 31
                                                                               2006 GBPm       2005 GBPm    2006 GBPm
                                                                                                Restated
NON-CURRENT ASSETS
Property, plant and equipment
Fleet                                                                              6,357           6,783        6,606
Property                                                                             946             970          974
Equipment                                                                            290             372          302
                                                                                   7,593           8,125        7,882

Goodwill                                                                              40              72           72
Landing rights                                                                       120             119          115
Other intangible assets                                                               39              51           46
                                                                                     199             242          233

Investments in associates                                                            103             115          131
Other investments                                                                     48              33           33
Employee benefit assets                                                              128             138          137
Other financial assets                                                                57             117           89

TOTAL NON-CURRENT ASSETS                                                           8,128           8,770        8,505

NON-CURRENT ASSETS HELD FOR SALE                                                       7               1            3

CURRENT ASSETS AND RECEIVABLES
Expendable spares and other inventories                                               97              92           83
Trade receivables                                                                    692             785          685
Other current assets                                                                 374             690          458

Other current interest bearing deposits                                            1,525             947        1,533
Cash and cash equivalents                                                          1,108             978          907
                                                                                   2,633           1,925        2,440

TOTAL CURRENT ASSETS AND RECEIVABLES                                               3,796           3,492        3,666

TOTAL ASSETS                                                                      11,931          12,263       12,174

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Issued share capital                                                                 286             283          283
Share Premium                                                                        910             888          888
Investment in own shares                                                                            (11)
Other reserves                                                                       971             659          690

TOTAL SHAREHOLDERS' EQUITY                                                         2,167           1,819        1,861

MINORITY INTEREST                                                                    211             211          213

TOTAL EQUITY                                                                       2,378           2,030        2,074

NON-CURRENT LIABILITIES
Interest bearing long-term borrowings                                              3,253           3,902        3,602
Employee benefit obligations                                                       1,821           1,813        1,803
Provisions for deferred tax                                                          820             987          896
Other provisions                                                                     146             118          135
Other long-term liabilities                                                          227             228          232

TOTAL NON-CURRENT LIABILITIES                                                      6,267           7,048        6,668

CURRENT LIABILITIES
Current portion of long-term borrowings                                              505             440          479
Trade and other payables                                                           2,618           2,643        2,822
Current tax payable                                                                  122              62           75
Short-term provisions                                                                 41              40           56

TOTAL CURRENT LIABILITIES                                                          3,286           3,185        3,432

TOTAL EQUITY AND LIABILITIES                                                      11,931          12,263       12,174



CONSOLIDATED CASHFLOW STATEMENT (unaudited)
                                                                                        Six months ended
                                                                                            September 30      Better/
                                                                             2006 GBPm         2005 GBPm      (Worse)

CASH FLOWS FROM OPERATING ACTIVITIES
Operating profit                                                                    345              437         (92)
Depreciation, amortisation and impairment                                           470              349          121
Operating cashflow before working capital changes                                   815              786           29
Increase in inventories and other receivables                                      (12)             (97)           85
Decrease in trade and other payables and provisions                               (220)             (31)        (189)
Other non-cash movements                                                              3                5          (2)

Cash generated from operations                                                      586              663         (77)
Interest paid                                                                      (91)            (110)           19
Taxation                                                                           (56)             (23)         (33)

NET CASH FLOW FROM OPERATING ACTIVITIES                                             439              530         (91)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                                         (139)            (125)         (14)
Purchase of intangible assets                                                       (7)              (1)          (6)
Purchase of interest in associates                                                                   (5)            5
Proceeds from sale of other investments                                              52                1           51
Proceeds from sale of property, plant and equipment                                   4                4
Costs of disposal of subsidiary companies                                                            (6)            6
Proceeds from disposal of interests in associates                                     3                             3
Interest received                                                                    41               35            6
Interest income from other investments                                                4                             4
Dividends received                                                                    2               20         (18)
Decrease in interest bearing deposits                                                                189        (189)

NET CASH FLOW FROM INVESTING ACTIVITIES                                            (40)              112        (152)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings                                                            (41)             (28)         (13)
Payment of finance lease liabilities                                              (174)            (190)           16
Exercise of share options                                                            30               11           19
Distributions made to holders of perpetual securities                               (7)              (7)

NET CASH FLOW FROM FINANCING ACTIVITIES                                           (192)            (214)           22

Net increase in cash and cash equivalents                                           207              428        (221)
Net foreign exchange difference                                                     (6)                2          (8)
Cash and cash equivalents at April 1                                                907              548          359

CASH AND CASH EQUIVALENTS AT SEPTEMBER 30                                         1,108              978          130


These summary financial statements were approved by the Directors on November 2, 2006.



NOTES TO THE ACCOUNTS (unaudited)

For the period ended September 30, 2006



1  BASIS OF PREPARATION

The basis of preparation and accounting policies set out in the Report and Accounts for the year ended March 31, 2006 have been applied in the preparation of these summary financial statements. These are in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRS)* issued by the International Accounting Standards Board (IASB) and with those of the Standing Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB. These interim financial statements have not been prepared in accordance with IAS 34 - 'Interim Reporting' as permitted under IFRS.

The  comparative  information  presented  for the quarter  and six months  ended
September 30, 2005 has been restated to reflect fuel surcharges of GBP139 million and GBP237 million respectively, previously presented within 'other revenue', reclassified and included within 'traffic revenue'.

In accordance with the Group's first full IFRS financial statements for the year ended March 31, 2006, certain presentational changes have been made to the comparative information for the quarter and six months ended September 30, 2005. Provisions with a value of GBP24 million, previously shown within 'other provisions' have been re-presented in 'short-term provisions'. In addition, GBP106 million and GBP16 million of accruals have been reclassified from other long-term liabilities to other provisions and trade and other payables to short-term provisions respectively. The presentation of the euro perpetual securities has been classified from other reserves to minority interests (GBP200 million) on the balance sheet and the distributions presented within minority interests in the income statement. As a result, earnings per share attributable to equity holders has been reduced by 0.4 and 0.4 pence per share on a basic and diluted basis respectively for the quarter and by 0.7 and 0.5 pence per share for the six months.


* For the purposes of these statements IFRS also include International Accounting Standards (IAS).



2  IMPAIRMENT LOSS ON BA CONNECT

At September 30, an impairment review was carried out on the assets, including goodwill, of the BA Connect business, prompted by the ongoing deterioration in trading performance against plan experienced through the half year. This has resulted in an impairment charge of GBP106 million, representing goodwill of GBP32 million and fleet assets of GBP74 million.

An assessment of value in use has been made based on a revised operating plan. This includes the stand down of four BAe 146 aircraft, which have, as a result, been written down to estimated net realisable value. In respect of the remaining assets, cash flows over a 12 year period, being the average remaining useful life of the relevant aircraft, have been projected forward using the estimated long-term growth rate for the UK and discounted at a pre-tax rate of 8.9%. The pre-tax impairment charge gives rise to a deferred tax credit of GBP22 million which has been recognised in the income statement.

Since the balance sheet date, British Airways and Flybe have agreed in principle that the regional business of BA Connect will be acquired by Flybe. The proposed acquisition by Flybe will exclude the London City Airport routes and the BA Connect-operated service from Manchester to New York. It is expected that the sale will be completed during the current financial year.

The business to be sold comprises the majority of the "Regional airline business" segment as disclosed in the financial statements for the year ended March 31, 2006.

In accordance with IFRS5, the BA Connect business which is the subject of the proposed sale, has not been classified, at the balance sheet date, as a disposal group held for sale.



3  FINANCE COSTS / INCOME


                                                                           Three months ended        Six months ended
                                                                                 September 30            September 30
                                                                       2006 GBPm    2005 GBPm   2006 GBPm    2005 GBPm
   FINANCE COSTS
   Interest payable on bank & other loans and finance charges
   payable under finance leases & hire purchase contracts                     51           54          91         113
   Release of prior year provisions                                         (15)                     (15)
   Interest capitalised                                                      (1)                      (2)
   Total finance costs                                                        35           54          74         113

   FINANCE INCOME
   Bank interest receivable                                                   33           22          63          43
   Total finance income                                                       33           22          63          43

   FINANCING INCOME AND EXPENSE RELATING TO PENSIONS
   Financing income and expense relating to pensions                           4            4           8           8
   Amortisation of actuarial (gains)/losses on pensions
   Total financing income and expense relating to pensions                     4            4           8           8

   Retranslation credits/(charges) on currency borrowings                      3          (1)           9        (10)


4  PROFIT/(LOSS) ON SALE OF FIXED ASSETS AND INVESTMENTS
                                                                           Three months ended        Six months ended
                                                                                 September 30            September 30
                                                                       2006 GBPm    2005 GBPm   2006 GBPm   2005 GBPm
   Net profit on the disposal of WNS                                          48                       48
   Net profit/(loss) on the disposal of property, plant and
   equipment                                                                   1            1           2         (2)
   Net loss on disposal of interest in associates                                                     (1)
                                                                              49            1          49         (2)


5  TAX

The tax charge for the quarter is GBP8 million, GBP49 million of which represents current tax payable in the UK and GBP(41) million represents deferred tax. The tax charge has benefited from one-off releases primarily relating to overseas tax balances totalling GBP15 million and the recognition of GBP29 million of Advance Corporation Tax that was previously written off.


6  EARNINGS PER SHARE

Basic earnings per share for the quarter ended September 30, 2006 are calculated on a weighted average of 1,138,428,000 ordinary shares (September 2005:
1,123,454,000; March 2006: 1,116,178,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term-Incentive Plan. Diluted earnings per share for the quarter ended September 30, 2006 are calculated on a weighted average of 1,152,446,000 ordinary shares (September 2005: 1,131,566,000; March 2006: 1,138,545,000).

The number of shares in issue at September 30, 2006 was 1,141,379,000 (September 30, 2005: 1,130,882,000; March 31, 2006: 1,130,882,000) ordinary shares of 25 pence each.



7   RECONCILIATION OF MOVEMENT IN NET DEBT TO CHANGES IN CASH FLOWS


                                                                                                     Six months ended
                                                                                                         September 30
                                                                                             2006 GBPm      2005 GBPm
    Increase in cash and cash equivalents during the period                                        207          428
    Net cash used in repayment of long-term borrowings                                             215          218
    Decrease in interest bearing deposits                                                                     (189)
    Change in net debt resulting from cash flows                                                   422          457
    New finance leases taken out and hire purchase arrangements made                               (5)          (5)
    Conversion of Convertible Capital Bonds 2005                                                                112
    Exchange and other non cash movements                                                           99         (59)
    Movement in net debt during the period                                                         516          505
    Net debt at April 1                                                                        (1,641)      (2,922)
    Net debt at 30 September                                                                   (1,125)      (2,417)


Net debt comprises the current and non-current portions of long-term borrowings, convertible long-term borrowings and overdrafts, less cash and cash equivalents plus interest-bearing short-term deposits.

8  ANALYSIS OF LONG-TERM BORROWINGS


                                                                            September 30    September 30     March 31
                                                                               2006 GBPm       2005 GBPm    2006 GBPm

   Interest bearing long-term borrowings comprise:
   Loans                                                                             984           1,090        1,030
   Finance Leases                                                                  1,328           1,471        1,418
   Hire purchase arrangements                                                        941           1,341        1,154

                                                                                   3,253           3,902        3,602

   Current portion of long-term borrowings comprise:
   Loans                                                                              81              61           86
   Finance Leases                                                                     98             103          105
   Hire purchase arrangements                                                        326             276          288

                                                                                     505             440          479

9  RESERVES                                                                 September 30    September 30     March 31
                                                                               2006 GBPm       2005 GBPm    2006 GBPm
                                                                                                Restated
   Balance at April 1                                                                690             152          152
   Transitional effects from the adoption of IAS 39 and IAS 32                                       183          183
   Profit for the period                                                             315             254          451
   Exchange and other movements                                                     (34)              70         (96)

                                                                                     971             659          690




10 COMPETITION INVESTIGATIONS

Investigations by competition authorities in the USA, Europe, Canada and New Zealand into alleged anti-competitive activity in relation to the cargo business, and in the UK and USA into alleged anti-competitive activity in relation to passenger transportation pricing, including longhaul fuel surcharges, are ongoing. As these investigations have not been completed, it is not possible to assess the outcome and, as a result, no provision has been made.

11   The figures for the three months and six months ended September 30, 2006 and 2005 are unaudited and do not constitute full accounts within the meaning of
Section 240 of the Companies Act 1985. The financial statements for the year ended March 31, 2006 which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report, did not contain a statement under Section 237 of the Companies Act 1985.



INDEPENDENT REVIEW REPORT TO BRITISH AIRWAYS Plc

Introduction

We have been instructed by the Company to review the financial information for the three months and six months ended September 30, 2006, which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement and the related notes 1 to 11. We have read the other information contained in the Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of Interim Financial Information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.


Directors' responsibilities

The Interim Results, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the Interim Results in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceeding annual accounts except where any changes, and the reasons for them, are disclosed.


Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.


Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended September 30, 2006.



Ernst & Young LLP
London



November 2, 2006




UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (unaudited and for information only)


The accounts have been prepared in accordance with the measurement and recognition requirements of International Financial Reporting Standards (IFRS) which differ in certain respects from those generally accepted in the United States. Comparative information for the quarter and six months ended September 30, 2005 has been restated and reflects the changes described in Note 1 to the accounts above.

The adjusted net income and shareholders' equity applying US GAAP are set out below:



                                                                           Three months ended        Six months ended
                                                                                 September 30            September 30
                                                                      2006 GBPm     2005 GBPm   2006 GBPm    2005 GBPm
                                                                                     Restated                Restated

Profit for the period attributable to equity holders of
the parent as reported in the Group income statement                         165          167         315         254
US GAAP adjustments                                                         (46)         (68)        (96)       (127)
Net income as so adjusted to
accord with US GAAP                                                          119           99         219         127

Net income per Ordinary Share
as so adjusted
Basic                                                                      10.5p         8.8p       19.3p       11.5p
Diluted                                                                    10.3p         8.7p       19.1p       11.4p

Net income per American Depositary Share
as so adjusted
Basic                                                                       105p          88p        193p        115p
Diluted                                                                     103p          87p        191p        114p


                                                                                             September 30    March 31
                                                                                   2006 GBPm    2005 GBPm    2006 GBPm
                                                                                                 Restated
Shareholders' equity
as reported in the Group balance sheet                                                  2,167       1,819       1,861
US GAAP adjustments                                                                       311         478         445
Shareholders' equity
as so adjusted to accord with US GAAP                                                   2,478       2,297       2,306






AIRCRAFT FLEET
(unaudited and outwith the scope of the Independent Review)


                             Number in service with Group companies at September 30, 2006

                               On Balance         Off Balance            Total          Changes       Future    Options
                             Sheet aircraft     Sheet Aircraft       September       Since June   deliveries
                                                                          2006             2006
AIRLINE OPERATIONS  (Note 1)

Boeing 747-400                         57                                   57
Boeing 777                             40                 3                 43
Boeing 767-300                         21                                   21
Boeing 757-200                         13                                   13
Airbus A319 (Note 2)                   21                12                 33                                       32
Airbus A320                             9                18                 27                             6
Airbus A321                             7                                    7                             4
Boeing 737-300                                            5                  5
Boeing 737-400                         19                                   19
Boeing 737-500                                            9                  9
Turboprops (Note 3)                                       7                  7              (1)
Embraer RJ145                          16                12                 28
Avro RJ100 (Note 4)                                      10                 10
British Aerospace 146                   4                                    4
GROUP TOTAL                           207                76                283              (1)           10         32


Notes:

1.  Includes those operated by British Airways Plc and BA Connect.

2. Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family aircraft.

3. Comprises 7 de Havilland Canada DHC-8s. Excludes 2 British Aerospace ATPs stood down pending return to lessor and 12 Jetstream 41s sub-leased to Eastern Airways.

4.  Excludes 6 Avro RJ100s sub-leased to Swiss International Air Lines.

5.  Excludes secured delivery positions on 10 Boeing 777 aircraft.